FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For March 21, 2011

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F __X__       Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No __X__

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

CELLCOM ISRAEL ANNOUNCES DECISION TO RAISE DEBT

Netanya, Israel – March 21, 2011 – Cellcom Israel Ltd. (NYSE: CEL) (TASE: CEL) (hereinafter: the "Company") announced today its Board of Directors' decision to commence preparations for raising debt by offering to the public, in Israel only, additional series D debentures and series E debentures in an aggregate principal amount of up to approximately NIS 500 million, under the Company's shelf prospectus. The proposed offering is subject to the filing of a supplemental shelf offering report with the Israeli Securities Authority, or ISA and the Tel Aviv Stock Exchange, or TASE. The timing, terms and amount of such contemplated offering have not yet been determined and are subject to a further approval of the Company's Board of Directors.

The Company intends to use the net proceeds of such contemplated offering, if executed, for general corporate purposes, which may include financing its operating and investment activity, refinancing of outstanding debt under the Company's debentures, partial financing of the proposed merger transaction with Netvision Ltd., or Netvision, if executed, and continued dividend distribution as customary in the Company, subject to the decision of the Company’s board of directors from time to time.

There is no assurance that such offering will be executed, nor as to its timing, terms and amount.

See "Item 5. Liquidity and Capital Resources – Debt Service" of the Company's annual report on Form 20-F for the year ended December 31, 2010 for details of the Company's shelf prospectus and public debentures; "Item 5. Operating Results – Overview – Recent Developments" for details on the proposed merger transaction with Netvision; and “Item 8. Financial Information - A. Consolidated Statements and Other Financial Information - Dividend Policy” for details of the Company's dividend policy.

The contemplated offering described in this press release, will be made in Israel to residents of Israel only. The said debentures will not be registered under the U.S. Securities Act of 1933 and will not be offered or sold in the United States. This press release shall not constitute an offer to sell or the solicitation of an offer to buy any debentures.

Forward looking statement

The information included in this press release contains, or may be deemed to contain, forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995 and the Israeli Securities Law, 1968). Said forward-looking statements, relating to the execution of the offering, the amount to be raised and the use of its proceeds are subject to uncertainties and assumptions about  the receipt of the ISA and TASE's approval for the shelf offering, in general and specifically before the expiry of the Company's shelf prospectus; market conditions and sufficient offers received for an adequate price; and the Company's ability to execute the transaction with Netvision. The actual conditions could lead to materially different outcome than that set forth above.

About Cellcom

Cellcom Israel Ltd., established in 1994, is the leading Israeli cellular provider; Cellcom Israel provides its approximately 3.394 million subscribers (as at December 31, 2010) with a broad range of value added services including cellular and landline telephony, roaming services for tourists in Israel and for its subscribers abroad and additional services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE and TDMA networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Through its broad customer service network Cellcom Israel offers its customers technical support, account information, direct to the door parcel services, internet and fax services, dedicated centers for the hearing impaired, etc. As of 2006, Cellcom Israel, through its wholly owned subsidiary Cellcom Fixed Line Communications L.P., provides landline telephone communication services in Israel, in addition to data communication services. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL). For additional information please visit the Company's website www.cellcom.co.il

Company Contact Yaacov Heen Chief Financial Officer investors@cellcom.co.il Tel: +972 52 998 9755	IR Contacts Porat Saar & Kristin Knies CCG Investor Relations Israel & US cellcom@ccgisrael.com Tel: +1 646 233 2161

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.
Date:	March 21, 2011	By:	/s/ Liat Menahemi Stadler
			Name:	Liat Menahemi Stadler
			Title:	General Counsel